UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)
(RULE 13e-100)
RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Pacific Office Properties Trust, Inc.
(Name of the Issuer)

Pacific Office Properties Trust, Inc.
Shidler Equities L.P.
Shidler Equities Corp.
POP Acquisition, Inc.
Jay H. Shidler
(Names of Persons Filing Statement)
Senior Common Stock, par value $0.0001 per share
(Title of Class of Securities)
32054K555
(CUSIP Number)

Pacific Office Properties Trust, Inc. 841 Bishop Street Honolulu, HI 96813 Attention: Lawrence J. Taff, President Telephone: (808) 521-7444	Shidler Equities L.P. Shidler Equities Corp. POP Acquisition, Inc. Jay H. Shidler 841 Bishop Street Honolulu, HI 96813 Attention: Jay H. Shidler Telephone: (808) 521-7444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Jeremy R. Heckman
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 W. Madison St., Suite 3900
Chicago, Illinois 60606
Phone: (312) 984-3100
Fax: (312) 984-3150

This statement is filed in connection with (check the appropriate box):

a	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer.

d	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee
$3,020,558.39	$366.10

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The fee was determined by multiplying (i) an amount equal to the sum of (A) the product of (y) the number of shares of Senior Common Stock that are proposed to be acquired in the Merger and (z) the consideration of $1.25 in cash per share of Senior Common Stock plus (B) the product of (y) the number of shares of Class A Common Stock and Class B Common Stock that are proposed to be acquired in the Merger and (z) the consideration of $0.01 in cash per share of Class A Common Stock and Class B Common Stock by (ii) 0.0001212 (in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended).

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $366.10	Filing Party: Pacific Office Properties Trust, Inc.

Form or Registration No.: Schedule 14C	Date Filed: January 25, 2019

INTRODUCTION
This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Pacific Office Properties Trust, Inc., a Maryland corporation (the “Company”), and the issuer of the Senior Common Stock, par value $0.0001 per share (the “Senior Common Stock”), the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), and the Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”); (b) Shidler Equities L.P., a Hawaii limited partnership (“Buyer”); (c) Shidler Equities Corp., a Hawaii corporation, the general partner of Buyer (“Shidler Corp.”); (d) POP Acquisition, Inc., a Maryland corporation and a wholly owned subsidiary of Buyer (“Merger Sub”); and (e) Mr. Jay H. Shidler, the chairman of the board of directors of the Company and the director and President of Shidler Corp. and beneficial owner of 100% of the equity interests in Buyer.
On January 24, 2019, Buyer, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Buyer. Mr. Shidler is currently the beneficial owner of 100% of the equity interests in Buyer. Upon closing of the Merger, Mr. Shidler, through his ownership of Buyer, will beneficially own 100% of the equity interests of the Company.
Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of Senior Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive $1.25 in cash, without interest and subject to reduction for any required withholding taxes (the “Senior Common Stock Merger Consideration”) and (ii) each share of Class A Common Stock and Class B Common Stock issued and outstanding immediately prior to the Effective Time will be cancelled and converted automatically into the right to receive $0.01 in cash, without interest and subject to reduction for any required withholding taxes (the “Common Stock Merger Consideration” and, together with the Senior Common Stock Merger Consideration, the “Merger Consideration”). However, the Merger Consideration will not be paid in respect of any shares of Senior Common Stock, Class A Common Stock or Class B Common Stock owned by Buyer, Merger Sub or any other subsidiary of Buyer, or the one outstanding share of the Company’s Proportionate Voting Preferred Stock (which will be cancelled with no consideration paid therefor).
The Company will make available to its stockholders an information statement (the “Information Statement”), relating to the Merger Agreement and the transactions contemplated thereby, including the Merger. As of the date hereof, the Information Statement is in preliminary form and is subject to completion.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items set forth in Regulation M-A under the Exchange Act (“Regulation M-A”).
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1.	Summary Term Sheet
Item 1001 of Regulation M-A
The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Merger”

Item 2.	Subject Company Information
Item 1002 of Regulation M-A
(a) Name and Address. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-The Parties to the Merger Agreement”

•	“The Parties to the Merger Agreement”
(b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-The Parties to the Merger Agreement”

•	“The Parties to the Merger Agreement”

(c) Trading Market and Price. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Market Price of Our Stock”

•	“Market Price of Our Stock and Dividends”
(d) Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Market Price of Our Stock and Dividends”
(e) Prior Public Offerings. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Transactions in Company Stock-Prior Public Offerings”
(f) Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Transactions in Company Stock-Prior Stock Purchases”

Item 3.	Identity and Background of Filing Person
Item 1003(a) through (c) of Regulation M-A
(a) Name and Address. Pacific Office Properties Trust, Inc. is the subject company. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-The Parties to the Merger Agreement”

•	“The Parties to the Merger Agreement”

•	“Directors and Executive Officers of the Company, Buyer and Merger Sub”
(b) Business and Background of Entities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-The Parties to the Merger Agreement”

•	“The Parties to the Merger Agreement”

•	“Directors and Executive Officers of the Company, Buyer and Merger Sub”
(c) Business and Background of Natural Persons. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Directors and Executive Officers of the Company, Buyer and Merger Sub”

Item 4.	Terms of the Transaction
Item 1004(a) and (c) through (f) of Regulation M-A
(a) (1) Material Terms-Tender Offers. Not applicable.
(a) (2) Material Terms-Mergers or Similar Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Merger”

•	“Special Factors Related to the Merger”

•	“The Merger Agreement”

•	“Annex A-Agreement and Plan of Merger”
(c) Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Merger”

•	“Special Factors Related to the Merger”

•	“The Merger Agreement”

•	“Annex A-Agreement and Plan of Merger”

(d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-No Appraisal Rights”

•	“Questions and Answers about the Merger”

•	“Special Factors Related to the Merger-No Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Item 1005(a) through (c) and (e) of Regulation M-A
(a) Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger-Background of the Merger”

•	“Certain Relationships and Related Transactions”
(b) Significant Corporate Events. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger”

•	“The Merger Agreement”

•	“Annex A-Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger”

•	“The Merger Agreement”

•	“Annex A-Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Merger”

•	“Special Factors Related to the Merger-Background of the Merger”

•	“Special Factors Related to the Merger-Interests of Our Directors and Executive Officers in the Merger”

•	“The Merger Agreement”

•	“Transactions in Company Stock”

•	“Certain Relationships and Related Transactions”

•	“Security Ownership of Management”

•	“Annex A-Agreement and Plan of Merger”

Item 6.	Purposes of the Transaction and Plans or Proposals
Item 1006(b) and (c)(1) through (8) of Regulation M-A
(b) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Effects of the Merger”

•	“Questions and Answers about the Merger”

•	“Special Factors Related to the Merger-Interests of Our Directors and Executive Officers in the Merger”

•	“The Merger Agreement”

•	“Annex A-Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Merger”

•	“Special Factors Related to the Merger-Background of the Merger”

•	“Special Factors Related to the Merger-Reasons for the Merger”

•	“Special Factors Related to the Merger-Interests of Our Directors and Executive Officers in the Merger”

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Reasons of Buyer, Merger Sub, Shidler Corp. and Mr. Shidler; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Deregistration of Senior Common Stock”

•	“Special Factors Related to the Merger-Plans for the Company”

•	“The Merger Agreement”

•	“Directors and Executive Officers of the Company, Buyer and Merger Sub”

•	“Annex A-Agreement and Plan of Merger”

Item 7.	Purposes, Alternatives, Reasons and Effects
Item 1013 of Regulation M-A
(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Reasons for the Merger”

•	“Summary Term Sheet-Effects of the Merger”

•	“Special Factors Related to the Merger-Background of the Merger”

•	“Special Factors Related to the Merger-Reasons for the Merger”

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Reasons of Buyer, Merger Sub, Shidler Corp. and Mr. Shidler; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Deregistration of Senior Common Stock”

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger-Background of the Merger”

•	“Special Factors Related to the Merger-Reasons for the Merger”

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Reasons of Buyer, Merger Sub, Shidler Corp. and Mr. Shidler; Fairness of the Proposed Merger”
(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Reasons for the Merger”

•	“Special Factors Related to the Merger-Background of the Merger”

•	“Special Factors Related to the Merger-Reasons for the Merger”

•	“Special Factors Related to the Merger-Interests of Our Directors and Executive Officers in the Merger”

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Reasons of Buyer, Merger Sub, Shidler Corp. and Mr. Shidler; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Deregistration of Senior Common Stock”
(d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Reasons for the Merger”

•	“Summary Term Sheet-Effects of the Merger”

•	“Special Factors Related to the Merger-Background of the Merger”

•	“Special Factors Related to the Merger-Reasons for the Merger”

•	“Special Factors Related to the Merger-Interests of Our Directors and Executive Officers in the Merger”

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Reasons of Buyer, Merger Sub, Shidler Corp. and Mr. Shidler; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-United States Federal Income Tax Consequences of the Merger”

•	“The Merger Agreement”

•	“Annex A-Agreement and Plan of Merger”

Item 8.	Fairness of the Transaction
Item 1014 of Regulation M-A
(a) Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Reasons of Buyer, Merger Sub, Shidler Corp. and Mr. Shidler; Fairness of the Proposed Merger”
(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Reasons for the Merger”

•	“Summary Term Sheet-Effects of the Merger”

•	“Summary Term Sheet-Opinion of Duff & Phelps, LLC”

•	“Special Factors Related to the Merger-Background of the Merger”

•	“Special Factors Related to the Merger-Reasons for the Merger”

•	“Special Factors Related to the Merger-Opinion of Duff & Phelps, LLC”

•	“Special Factors Related to the Merger-Interests of Our Directors and Executive Officers in the Merger”

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Reasons of Buyer, Merger Sub, Shidler Corp. and Mr. Shidler; Fairness of the Proposed Merger”

•	“Special Factors Related to the Merger-Deregistration of Senior Common Stock”

•	“Special Factors Related to the Merger-Plans for the Company”

•	“Annex B-Opinion of Duff & Phelps, LLC”

(c) Approval of Security Holders. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

(d) Unaffiliated Representative. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”
(e) Approval of Directors. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”
(f) Other Offers. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

Item 9.	Reports, Opinions, Appraisals and Negotiations
Item 1015 of Regulation M-A
(a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Opinion of Duff & Phelps, LLC”

•	“Special Factors Related to the Merger-Background of the Merger”

•	“Special Factors Related to the Merger-Opinion of Duff & Phelps, LLC”

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

•	“Annex B-Opinion of Duff & Phelps, LLC”

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Opinion of Duff & Phelps, LLC”

•	“Special Factors Related to the Merger-Background of the Merger”

•	“Special Factors Related to the Merger-Opinion of Duff & Phelps, LLC”

•	“Special Factors Related to the Merger-Fairness of the Proposed Merger”

•	“Annex B-Opinion of Duff & Phelps, LLC”
(c) Availability of Documents. The opinion of Duff & Phelps, LLC and its written presentation to the Company’s Board of Directors (attached hereto as Exhibit (c)(2)) are available for inspection and copying at the Company’s principal executive offices during normal business hours by any interested stockholder or representative that has been designated in writing by an interested stockholder. In addition, upon written request by any interested stockholder or representative that has been designated in writing by an interested stockholder, the Company will, at such stockholder’s expense, send such requesting party a copy of Duff & Phelps’ opinion and its written presentation to the Company’s Board of Directors.
The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors Related to the Merger-Opinion of Duff & Phelps, LLC”

•	“Annex B-Opinion of Duff & Phelps, LLC”

Item 10.	Source and Amounts of Funds or Other Consideration
Item 1007 of Regulation M-A
(a) Source of Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Financing”

•	“Special Factors Related to the Merger-Financing”
(b) Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Financing”

•	“Special Factors Related to the Merger-Financing”

(c) Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Special Factors Related to the Merger-Fees and Expenses of the Merger”
(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company
Item 1008 of Regulation M-A
(a) Securities Ownership. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Security Ownership of Management”
(b) Securities Transactions. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Transactions in Company Stock-Transactions in the Past 60 Days”

Item 12.	The Solicitation or Recommendation
Item 1012(d) and (e) of Regulation M-A
(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet-Stockholder Action by Written Consent”

•	“The Merger Agreement-Stockholder Action by Written Consent”

(e) Recommendations of Others. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

•	“Special Factors Related to the Merger-Reasons of Buyer, Merger Sub, Shidler Corp. and Mr. Shidler; Fairness of the Proposed Merger”

Item 13.	Financial Statements
Item 1010(a) and (b) of Regulation M-A
(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2016 and 2017 set forth in the Company’s Form 10-K for the year ended December 31, 2017 are incorporated herein by reference to Annex C of the Information Statement (see page F-1 and following pages). The unaudited financial statements of the Company set forth in the Company’s Form 10-Q for the quarter ended September 30, 2018 are incorporated herein by reference to Annex F of the Information Statement (see page 1 and following pages).
The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Information Incorporated by Reference”

•	“Where You Can Find More Information”

•	“Annex C-Annual Report on Form 10-K of Pacific Office Properties Trust, Inc. for the year ended December 31, 2017”

•	“Annex F-Quarterly Report on Form 10-Q of Pacific Office Properties Trust, Inc. for the quarter ended September 30, 2018”
(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
Item 1009 of Regulation M-A
(a) Solicitations or Recommendations. Not applicable.
(b) Employees and Corporate Assets. Not applicable.

Item 15.	Additional Information
Item 1011(b) and (c) of Regulation M-A
(b) Information Required by Item 402(t)(2) and (3). Not applicable.
(c) Other Material Information. The information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits
Item 1016(a) through (d), (f) and (g) of Regulation M-A
(a) Preliminary Information Statement of the Company, incorporated by reference to the Schedule 14C of the Company filed with the SEC, as amended, on February 21, 2019 (the “Information Statement”).
(b) Not applicable.
(c)(1) Fairness Opinion of Duff & Phelps, LLC, dated January 24, 2019, incorporated herein by reference to Annex B to the Information Statement.
(c)(2) Fairness Analysis of Duff & Phelps, LLC, dated January 24, 2019, prepared for the Board of Directors of Pacific Office Properties Trust, Inc.
(d) Agreement and Plan of Merger, dated as of January 24, 2019, among the Company, Buyer and Merger Sub, incorporated herein by reference to Annex A to the Information Statement.
(f) Not applicable.
(g) Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 21, 2019

PACIFIC OFFICE PROPERTIES TRUST, INC.

By: /s/ Lawrence J. Taff
Name: Lawrence J. Taff
Title: Chief Executive Officer

SHIDLER EQUITIES L.P.

By: Shidler Equities Corp., its general partner

By: /s/ Jay H. Shidler
Name: Jay H. Shidler
Title: President

SHIDLER EQUITIES CORP.

By: /s/ Jay H. Shidler
Name: Jay H. Shidler
Title: President

POP ACQUISITION, INC.

By: /s/ Jay H. Shidler
Name: Jay H. Shidler
Title: President

/s/ Jay H. Shidler
Jay H. Shidler

EXHIBIT INDEX
(a) Preliminary Information Statement of the Company, incorporated by reference to the Schedule 14C of the Company filed with the SEC, as amended, on February 21, 2019 (the “Information Statement”).
(b) Not applicable.
(c)(1) Fairness Opinion of Duff & Phelps, LLC, dated January 24, 2019, incorporated herein by reference to Annex B to the Information Statement.
(c)(2) Fairness Analysis of Duff & Phelps, LLC, dated January 24, 2019, prepared for the Board of Directors of Pacific Office Properties Trust, Inc.
(d) Agreement and Plan of Merger, dated as of January 24, 2019, among the Company, Buyer and Merger Sub, incorporated herein by reference to Annex A to the Information Statement.
(f) Not applicable.
(g) Not applicable.